Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions of dollars)	Three Months Ended March 31,
	2008	2007
Fixed Charges:
Interest expense[1]	$165	$150
Interest capitalized	5	4
One-third of rents[2]	33	26

Total fixed charges	$203	$180

Earnings:
Income before income taxes and minority interests	$1,509	$1,354
Fixed charges per above	203	180
Less: interest capitalized	(5)	(4)

	198	176

Amortization of interest capitalized	2	2

Total earnings	$1,709	$1,532

Ratio of earnings to fixed charges	8.42	8.51

[1]

Effective January 1, 2007, we adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” Interest related to unrecognized tax benefits was approximately $12 million and $20 million for the three months ended March 31, 2008 and 2007, respectively. The ratio of earnings to fixed charges would have been 8.95 and 9.58 for the three months ended March 31, 2008 and 2007, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.